Exhibit 99.2

Santiago, September 23, 2021

GG.– 227 / 2021

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Commission for the Financial Market, we inform the following Material Event:

In regards to the 461,111,111,111 shares issued under the capital increase approved at the Extraordinary Shareholders' Meeting held on July 13, 2021, which were registered in the Securities Registry of your Commission on September 15, 2021 with N° 1/2021, whose placement process was announced yesterday to the local stock exchanges and which contemplates a statutory preemptive right period between October 4, 2021 and November 2, 2021, the Bank's Board of Directors, in an extraordinary meeting held today, agreed to (i) offer and place all of the aforementioned 461,111,111,111 shares; and (ii) set, as the placement price of those shares, the amount of Ch$1.80 per share.

Further details on the placement will be informed in the notice to be published in “La Tercera” newspaper on September 27, 2021, under the terms set forth in article 10 of the Chilean Rules about Corporations.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca